

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 20, 2013

Via E-mail
Mark S. Casady
Chairman and Chief Executive Officer
LPL Financial Holdings Inc.
75 State Street
Boston, MA 02109

> **Re: LPL Financial Holdings Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed March 15, 2013**
> **File No. 001-34963**

Dear Mr. Casady:

We have limited our review of your filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Preliminary Proxy Statement on Schedule 14A

Proposal 1: Approval of Increase in Board Size, page 4

1.   We note that your independent directors nominated ten individuals to the board, and if approved, Proposal 1 would create an 11 member board. Please revise your proxy statement to describe whether the board has any current intentions to appoint an 11th director. If there are no such current intentions, please affirmatively state in the proxy statement that at this time you do not have any plans to appoint an 11th director as well as disclosing what your reasons are for increasing the size of the board to 11 if you do not intend to appoint a director to fill that seat.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Eric Envall at (202) 551-3234 or me at (202) 551-3675 with any other questions.

Sincerely,

/s/ Suzanne Hayes
Suzanne Hayes
Assistant Director